Exhibit 99

FOR IMMEDIATE RELEASE

Affimed and MD Anderson Announce Clinical Immuno-

Oncology Development Collaboration

Agreement Brings Together MD Anderson’s Natural Killer Cell and Affimed’s Antibody-based Technologies

Heidelberg, Germany and Houston, January 4, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, and The University of Texas MD Anderson Cancer Center today announced an exclusive strategic clinical development and commercialization collaboration to evaluate Affimed’s TandAb technology in combination with MD Anderson’s natural killer cell (NK) product.

NK-cells are white blood cells which monitor the body for infected and cancerous cells. The technology to grow NK-cells from umbilical cord blood was developed at MD Anderson.

This collaboration will leverage MD Anderson’s expertise in NK-cells and translational medicine, and Affimed’s capabilities to develop tumor-targeting bispecific TandAb immune cell engagers.

“In our effort to broaden the applications of our NK-cell engager products, we are excited to partner with the world-leading NK-cell experts at MD Anderson to investigate their unique product together with our first-in-class NK-cell engager AFM13 in Hodgkin lymphoma,” said Adi Hoess, Ph.D., CEO of Affimed. “Harnessing the advantages of both antibody-based and cell therapy approaches has the potential to better exploit the therapeutic activity of NK-cells. We believe this partnership could benefit many hematological malignancies, including in multiple myeloma, where Affimed is developing AFM26, a BCMA/CD16A bispecific antibody. For us, this partnership is an important step in executing our strategy to develop transformative cancer therapies.”

Collaborative studies will research, develop, and eventually commercialize novel oncology therapeutics resulting from this combination of products. MD Anderson will be responsible for conducting preclinical research activities aimed at investigating its NK-cells derived from umbilical cord blood in combination with Affimed’s lead NK-cell engager, the CD30- and CD16A-targeting TandAb AFM13. These are intended to be followed by a Phase 1 clinical trial. Affimed will fund research and development expenses for this collaboration and the agreement includes a provision for the potential expansion of the partnership. Affimed holds an option to exclusive worldwide rights to develop and commercialize any product developed under the collaboration.

“We look forward to joining the cord blood-derived NK-cells developed at MD Anderson with our collaborator’s technology which we believe will benefit our patients,” said Katayoun Rezvani, M.D., Ph.D., professor of Stem Cell Transplantation and Cellular Therapy at MD Anderson.

AFM13 is a bispecific NK-cell TandAb simultaneously targeting CD16A on NK-cells and CD30 on tumor cells. AFM13 is designed to treat CD30-positive malignancies including Hodgkin lymphoma (HL) and T-cell lymphoma (TCL) and is currently in Phase 2 development in HL patients. Based on its safety profile, AFM13 is being developed both as monotherapy and in combination with other therapeutics such as Merck’s checkpoint inhibitor KEYTRUDA®.

Elizabeth Shpall, M.D., professor of Stem Cell Transplantation and Cellular Therapy at MD Anderson, and Rezvani’s co-leader on the project, believes the collaboration “holds true potential to produce a novel cellular therapeutic for the treatment of high-risk Hodgkin lymphoma.”

About MD Anderson

The University of Texas MD Anderson Cancer Center in Houston ranks as one of the world's most respected centers focused on cancer patient care, research, education and prevention. The institution’s sole mission is to end cancer for patients and their families around the world. MD Anderson is one of only 45 comprehensive cancer centers designated by the National Cancer Institute (NCI). MD Anderson is ranked No.1 for cancer care in U.S. News & World Report’s “Best Hospitals” survey. It has ranked as one of the nation’s top two hospitals since the survey began in 1990, and has ranked first for nine of the past 10 years. MD Anderson receives a cancer center support grant from the NCI of the National Institutes of Health (P30 CA016672).

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases.

AFFIMED FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

MD Anderson Contact:

Ron Gilmore, Program Manager, MD Anderson

Phone: 713-745-1898

E-Mail: rlgilmore1@mdanderson.org

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